

March 24, 2023

Tom Brock
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd. Suite 600
Lakewood, CO 80228

> **Re: Energy Fuels Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-36204**

Dear Tom Brock:

We have reviewed your March 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Exhibits and Financial Schedules, page 189

1. We note your response to prior comment 2 regarding the cut-off grade used for the Nichols Ranch property, and the pricing, recovery, and operating cost numbers that are disclosed on pages 14-15 of the revised technical report summary.

   Please provide us with the equation that was used to calculate the cut-off grade for the Nichols Ranch project based on the information referenced above, to clarify and demonstrate how the minimum geologic cut-off grade of 0.02% was determined.

   Also provide us with the equation that was used to calculate the cut-off grade for the Alta Mesa project based on information in the corresponding technical report summary, to show how the minimum geologic cut-off grade of 0.02% was determined.

Please identify all elements of each equation, reconciled as necessary to the corresponding details in the associated reports, identifying the specific locations within the reports where such details are disclosed, and including clear explanations of rationale for any adjustments or modifications to the inputs or within the equations.

Identify and describe any differences in the assumptions utilized or the approach taken in determining the cut-off grades for each project.

You may contact John Coleman, Mining Engineer, at (202) 551-3610, or Karl Hiller, Branch Chief, at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman - External Counsel